Brookfield Property Partners L.P. 73 Front Street, 5th Floor Hamilton HM 12 Bermuda	Tel +411 294 3309 www.brookfieldpropertypartners.com

November 7, 2016

Via EDGAR and e-mail

Jennifer Monick

Office of Real Estate and Commodities

Securities and Exchange Commission

Mail Stop 3233

Washington, DC 20549

Re:	Brookfield Property Partners L.P.
Form 20-F for the fiscal year ended December 31, 2015
Filed March 17, 2016
File No. 001-35505

Dear Ms. Monick:

Thank you for your letter dated October 12, 2016 and your comments contained therein (the “Comment Letter”). In my capacity as Chief Financial Officer of the service provider to Brookfield Property Partners L.P. (the “company”), I am replying to the comments raised by the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in the Comment Letter on behalf of the company.

The company responds to your comments (which we have repeated below in italics) as follows:

Form 20-F for the year ended December 31, 2015

Financial statements analysis, page 60

1.	We note your response to our prior comment number one. Please explain to us how you determined that a 5 basis point change in your discount and capitalization rates is appropriate for your sensitivity analysis.

Since December 31, 2014, the weighted-average discount and capitalization rates used in the valuation models to determine the fair value of the company’s consolidated commercial property portfolio historically changed by no more than 5 basis points between reporting periods. The company will continue to monitor the variability in weighted average discount and capitalization rates and update the rates used in its sensitivity analysis if there is a change in expectations of the range of reasonably possible changes in rates.

In response to comment one of your letter dated August 29, 2016, the company provided proposed additional disclosure that included a sensitivity analysis based on 5 basis point changes in discount and terminal capitalization rates used in discounted cash flow (“DCF”) valuation models and a 5 basis point change in capitalization rates used in valuation models based on the direct capitalization approach.

The company acknowledges that discount and capitalization rates on individual properties may vary by more than 5 basis points between reporting periods as a result of property-specific, market-/location-specific and/or macroeconomic factors. However, the company’s portfolio spans multiple property sectors and geographies. Consequently, the company believes that the impacts on the fair value resulting from changes in the inputs to the valuation models used to calculate the fair value on certain properties located in one geography and/or sector are counteracted by movements on other properties in different geographies and/or sectors when viewed on a portfolio-wide basis.

2.	Please tell us how you determined it was not necessary to include a sensitivity analysis based on reasonably likely changes in significant unobservable inputs used in determining your estimated current year and expected future cash flows. Please refer to paragraph 129 of IAS 1.

The company acknowledges that paragraph 129 of IAS 1 provides examples of types of disclosures that an entity may make in respect of sources of estimation uncertainty and included among these examples of disclosures is a sensitivity of carrying amounts to the methods, assumptions and estimates underlying management calculations. The company does not believe that a sensitivity analysis based on changes in inputs used in determining estimated future cash flows would help users of the financial statements understand the judgments that management makes about future cash flows. The company reached this conclusion based on its methods for estimating fair values and its understanding of the guidance cited in paragraph 129 of IAS 1 and IFRS 13.

The company values each of its investment properties by undertaking one of two accepted income approach methods: (i) DCF and (ii) direct capitalization. DCF valuations are based on expected future cash flows of the subject property. The expected future cash flows used in each valuation are based on business plans for the subject property which are prepared in a decentralized organizational structure on a property by property basis by the level of management responsible for the property. The expected future cash flows are based on a combination of observable and unobservable inputs. Observable inputs in the expected future cash flows include contractual rental revenues, committed capital expenditures, and leasing commissions and tenant allowances associated with executed leases. These inputs determine the majority of future cash flows associated with our properties as evidenced by our long average contractual lease term, which in the case of the company’s core office portfolio was 7.8 years as of December 31, 2015, as disclosed in the Annual Report filed on Form 20-F, which means that, on average, 7.8 years of the 10 years of rental revenues generally included in DCF valuations was contractual and fully observable. Unobservable inputs, none of which are considered by the company to be individually significant to the entire fair value measurement, include operating expenses, operating expense recovery revenue and future leasing assumptions. In estimating these unobservable inputs, members of management responsible for a given property will make assumptions about certain inputs such as growth rates applied to market rents and inflation rates applied to operating expenses based on market activity observed directly through transactions undertaken by the company and other sources of information.

Based on the detailed, property by property method by which the company develops its expected future cash flows and since the majority of the cash flow is derived from observable inputs, none of the unobservable inputs is individually significant to the entire fair value of the investment properties balance.

The company believes that these disclosure requirements are addressed by the following proposed disclosure provided in response to comment 1 of your letter dated August 29, 2016:

“The determination of fair value requires the use of estimates, which the partnership determines using external information and observable conditions, where possible, in conjunction with internal analysis. There are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cashflows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level.”

Segment performance, page 68

3.	We note your response to our prior comment number two. We continue to evaluate your response.

The company acknowledges that the Staff will continue to consider the company’s response regarding disclosure of NOI from unconsolidated properties.

Notes to the consolidated financial statements

Note 7. Investment Properties, page F-27

4.	It appears that estimated current year and expected future cash flows are used to determine the fair values of your investment properties. Please clarify for us if any inputs into your estimated current year or expected future cash flows are significant unobservable inputs. To the extent you have identified any additional inputs as significant unobservable inputs, please revise future filings to provide quantitative information about these inputs in accordance with paragraph 93(d) of IFRS 13. To the extent you have determined that there are not any additional significant unobservable inputs, please tell us how you made that determination.

As noted in the response to comment 2, the company determined that none of the unobservable inputs in determining expected future cash flows used to value investment properties are individually significant. This determination was made based on the process the company follows to estimate fair values of investment properties which is done on a property by property basis in a decentralized organizational structure and includes expected future cash flows based on both observable and unobservable inputs.

On this basis, the company determined it was not necessary to provide the quantitative information about significant unobservable inputs related to expected future cash flows referred to in paragraph 93(d) of IFRS 13.

***

The company, in response to the request contained in the Comment Letter, herby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please call the undersigned at (212) 417-7166.

Very truly yours,

/s/ Bryan K. Davis

Bryan K. Davis

Chief Financial Officer

Brookfield Property Group LLC